Exhibit 4.51

DESCRIPTION OF CAPITAL STOCK

Common Stock

As of September 23, 2019, our authorized capital stock included 250,000,000 shares of common stock, par value $0.0001 per share. A description of the material terms and provisions of our restated certificate of incorporation, as amended, and restated bylaws affecting the rights of holders of our common stock is set forth below. The description is intended as a summary only, and is qualified in its entirety by reference to our restated certificate of incorporation, as amended, and our restated bylaws that are filed as exhibits to the registration statement of which this prospectus forms a part.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding from time to time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends, and only then at the times and in the amounts that our Board of Directors may determine.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation, as amended, eliminates the right of stockholders to cumulate votes for the election of directors and establishes a classified Board of Directors, divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing in office for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Registration Rights

Certain of our stockholders, including certain entities affiliated with our directors and/or holders of five percent or more of our outstanding common stock, including DSM, Foris, Vivo and Total, hold registration rights pursuant to (i) the Amended and Restated Letter Agreement, dated May 8, 2014, by and among us and certain of our stockholders, (ii) the letter agreement, dated July 29, 2015, by and among us and certain investors, (iii) the Registration Rights Agreement, dated October 20, 2015, by and among us and certain purchasers of our 9.50% Convertible Senior Notes due 2019, (iv) the warrant to purchase common stock issued by us to Nenter & Co., Inc. on November 16, 2016, (v) the Securities Purchase Agreement, dated May 8, 2017, by and among us and certain investors, (vi) the Securities Purchase Agreement, dated May 31, 2017, by and between us and the investor named therein, (vii) the Securities Purchase Agreement, dated August 2, 2017, by and between us and DSM International B.V., (viii) the Stockholder Agreement, dated August 3, 2017, by and between us and affiliates of Vivo Capital LLC, (ix) the Amended and Restated Stockholder Agreement, dated August 7, 2017, by and between us and DSM International B.V., (x) the DSM SPA, (xi) the Registration Rights Agreement, dated December 10, 2018, by and among us and the investors party thereto and (xii) the Security Purchase Agreement, dated April 24, 2019, by and between us and ETP BioHealth (I) Fund LP.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EQ Shareowner Services (formerly Wells Fargo Shareowner Services).

Stock Exchange Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “AMRS.”

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation, as amended, and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

Section 203 of the Delaware General Corporation Law (“Section 203”) prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets, with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the Board of Directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

If Section 203 applied to us, these restrictions could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, could discourage attempts to acquire us.

A Delaware corporation may “opt out” of the restrictions on business combinations contained in Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of its outstanding voting shares. We have agreed to opt out of Section 203 through our restated certificate of incorporation, as amended, but our restated certificate of incorporation as amended, contains substantially similar protections to our company and stockholders as those afforded under Section 203, except that we have agreed with Total S.A. (“Total”) that it and its affiliates will not be deemed to be “interested stockholders” for purposes of such protections.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation, as amended, and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company or management team, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation, as amended, and restated bylaws authorize only our Board of Directors to fill vacant directorships. In addition, the number of directors constituting our Board of Directors will be set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions prevent stockholders from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with their own nominees.

•	Classified Board. Our restated certificate of incorporation, as amended, and restated bylaws provide that our Board of Directors is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our Board of Directors, and the prospect of that delay might deter a potential offeror. Pursuant to Delaware law, the directors of a corporation having a classified board may be removed by the stockholders only for cause. In addition, stockholders will not be permitted to cumulate their votes for the election of directors.

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation, as amended, provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our Board of Directors, the chair of our Board of Directors, our chief executive officer or our president.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide for advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. Under our restated certificate of incorporation, as amended, our Board of Directors has the authority, without further action by the stockholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

In addition, we have an agreement with Total that, so long as Total holds at least 10% of our voting securities, we are required to notify Total if our Board of Directors seeks to cause the sale of our company or if we receive an offer to acquire us. In the event of such decision or offer, we are required to provide Total with all information given to an offering party and provide Total with an exclusive negotiating period of fifteen business days in the event the Board of Directors authorizes us to solicit offers to buy our company, or five business days in the event that we receive an unsolicited offer to purchase us. This exclusive negotiation period will be followed by an additional restricted negotiation period of ten business days, during which we are obligated to continue to negotiate with Total and will be prohibited from entering into an agreement with any other potential acquirer. These rights of Total may have the effect of delaying, deferring or discouraging another person from acquiring or attempting to acquire our company.